EXHIBIT 99.2

             OPERATING AND FINANCIAL REVIEW AND PROSPECTS AT AND FOR
                THE THREE AND NINE MONTHS ENDED 31 DECEMBER 2003

References to "we", "us", "our", "Yell", "the Group" and the "Yell Group" are to Yell Finance B.V., a company incorporated with limited liability under the law of the Netherlands, and its consolidated subsidiaries. Except as otherwise indicated these terms also refer to the business of McLeodUSA Media Group, Inc. ("McLeod") and its subsidiaries acquired on 16 April 2002 and, after 31 December 2002, the business of National Directory Company ("NDC").

The following information should be read in conjunction with the unaudited financial information for the Yell Group. The attached financial information has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). UK GAAP differs in certain important respects from accounting principles generally accepted in the United States ("US GAAP").

This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate.

You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 1 July 2003 for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

INTRODUCTION

The Yell Group is the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider of classified directory advertising in the United States.

SUMMARY RESULTS


                                                    THREE MONTHS ENDED                        NINE MONTHS ENDED
                                                      31 DECEMBER                               31 DECEMBER
                                              -------------------------------           -------------------------------
                                                         2002           2003     CHANGE            2002           2003     CHANGE
                                              ------------------------------------------------------------------------------------
                                                           ((POUND)IN MILLIONS)                    (POUND)IN MILLIONS)
----------------------------------------------------------------------------------------------------------------------------------
Turnover                                                256.2          272.7       6.4%           787.1          841.3       6.9%
Cost of sales                                          (119.1)        (133.4)     12.0%          (352.9)        (384.5)      9.0%
-----------------------------------------------------------------------------           -------------------------------
Gross profit                                            137.1          139.3       1.6%           434.2          456.8       5.2%
Distribution costs                                       (8.1)          (7.7)     (4.9)%          (25.6)         (24.9)     (2.7)%
Administrative costs (including exceptional items)      (90.8)         (89.0)     (2.0)%         (279.5)        (352.4)     26.1%
-----------------------------------------------------------------------------           -------------------------------
OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS                38.2           42.6      11.5%           144.1          169.6      17.7%
Exceptional administrative costs                            -              -                      (15.0)         (90.1)
-----------------------------------------------------------------------------           -------------------------------
OPERATING PROFIT                                         38.2           42.6      11.5%           129.1           79.5     (38.4)%
==================================================================================================================================
(LOSS) PROFIT FOR THE FINANCIAL PERIOD BEFORE
   EXCEPTIONAL ITEMS                                    (28.6)           9.0                      (45.9)          31.1
(LOSS) PROFIT FOR THE FINANCIAL PERIOD                  (28.6)           9.0                      (58.6)         (80.2)
==================================================================================================================================
Gross profit margin (%)                                  53.5           51.1                       55.2           54.3

EBITDA (1)                                               69.1           72.5       4.9%           219.7          170.0     (22.6)%
EBITDA margin (%)                                        27.0           26.6                       27.9           20.2

EBITDA before exceptional items (2)                      69.1           72.5       4.9%           234.7          260.1      10.8%
EBITDA margin before exceptional items (%)               27.0           26.6                       29.8           30.9

Cash inflow from operations before
  exceptional items and cash paid to parent
  for shares, less capital expenditure                   79.0           84.1       6.5%           222.9          237.8       6.7%
Cash conversion (%) (3)                                 114.3          116.0                       95.0           91.4

-------------------

(1) EBITDA comprises total operating profit before depreciation and amortisation, both being non-cash items. EBITDA is not a measurement of performance under UK or US GAAP and you should not consider EBITDA as an alternative to (a) operating profit or net profit/(loss) (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group's cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results and is not meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this financial information to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. See "Group Operating Profit, EBITDA and EBITDA before Exceptional Items".

(2) EBITDA before exceptional items comprises EBITDA as described above and excludes expenses incurred in connection with the initial public offering by our parent company, Yell Group plc and subsidiaries, of (pound)90.1 million in the nine months ended 31 December 2003 (nine months ended 31 December 2002 - (pound)15.0 million expenses of our parent company's withdrawn initial public offering).

(3) Cash conversion represents cash flow from operations before exceptional items and cash paid to parent for shares, less capital expenditure, as a percentage of EBITDA before exceptional items. We believe cash conversion is a relevant measure used by companies to assess performance as it gives a relative measure of the efficiency with which EBITDA is converted into cash. Cash conversion should not be considered by investors as an alternative to group operating profit or profit on ordinary activities before taxation as an indicator of operating performance or as an alternative to cash flow from operating activities. See "Group Operating Profit, EBITDA and EBITDA before Exceptional Items".

YELL GROUP OPERATIONAL INFORMATION

                                                                                     NINE MONTHS ENDED
                                                                                        31 DECEMBER
                                                                           ---------------------------------------
                                                                                         2002                2003       CHANGE
                                                                           ------------------- ------------------- ------------
UK printed directories
Unique advertisers (1)                                                                332,103             352,711         6.2%
Directory editions published (2)                                                           67                  68
Unique advertiser retention rate (%) (3)                                                   79                  78
Turnover per unique advertiser ((pound))                                                1,221               1,185        (2.9)%

US printed directories
Unique advertisers (1)                                                                279,179             311,708        11.7%
Directory editions published                                                              384                 390
Unique advertiser retention rate (%) (3)                                                   70                  69
Turnover per unique advertiser ($)                                                      1,922               2,083         8.4%

Other UK products and services
Yell.com page impressions for December (in millions)                                       30                  46        53.3%
Yell.com searchable advertisers as at 31 December (4)                                     n/a              93,811


------------------------

(1) Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

     As a result of the progress in the United States towards integrating our customer database, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers, resulting in a restatement of the prior year unique advertisers. There remains some overlap in reporting unique advertisers between Yellow Book and the former McLeod directories that we expect to be removed. However, these improvements have not affected the reporting of our financial results.

(2) The Yellow Pages directory editions increased as a result of rescoping the Colchester directory into two directories, Ipswich and Colchester.

(3) The proportion of unique advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high. In the United States, this measure is based on unique directory advertisers. The 2002 retention rate is for Yellow Book only, prior to the acquisition of McLeod, while the 2003 retention rate is for Yellow Book, including the former McLeod directories.

(4) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. It excludes advertisers who purchase products such as banners and domain names. This information is not available for 2002 because new systems were being put in place during that period.

TURNOVER

                                                 THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                   31 DECEMBER                            31 DECEMBER
                                             ---------------------------             ---------------------------
                                                   2002 (1)     2003       CHANGE        2002 (1)       2003         CHANGE
                                             --------------------------------------------------------------------------------
                                                 ((POUND)IN MILLIONS)                        ((POUND)IN MILLIONS)
-----------------------------------------------------------------------------------------------------------------------------
UK printed directories                               118.9       122.6       3.1%            405.4       417.8       3.1%
Other UK products and services                        11.6        10.3     (11.2)%            31.4        29.7      (5.4)%
-----------------------------------------------------------------------              --------------------------
TOTAL UK TURNOVER                                    130.5       132.9       1.8%            436.8       447.5       2.4%
-----------------------------------------------------------------------              --------------------------
US printed directories:
     US printed directories at constant
       exchange rate (2)                             125.7       151.5      20.5%            350.3       423.9      21.0%
     Exchange impact (2)                               -         (11.7)                        -         (30.1)
-----------------------------------------------------------------------              --------------------------
TOTAL US TURNOVER                                    125.7       139.8      11.2%            350.3       393.8      12.4%
-----------------------------------------------------------------------              --------------------------
GROUP TURNOVER                                       256.2       272.7       6.4%            787.1       841.3       6.9%
=============================================================================================================================

--------------

(1) Prior period results include McLeod from 16 April 2002, when it was acquired, and exclude NDC (acquired on 31 December 2002).

(2) Constant exchange rate states current period results at the same exchange rate as that used to translate the previous period's results for the corresponding period. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

Group turnover during the nine months ended 31 December 2003 increased by (pound)54.2 million, or 6.9%, compared to the same period last year (1), reflecting, in particular, the increased turnover during the period from US printed directories, which grew by (pound)43.5 million.

We recognise turnover from advertising sales for each printed directory on completion of delivery of each directory.

UK Turnover

Total UK turnover grew by 2.4% from last year. Excluding the effects of our discontinued products, total UK turnover grew 3.6% from last year.

Turnover from UK printed directories increased by (pound)12.4 million, or 3.1%, despite an average reduction in prices of 4.8% as a result of the price cap (2) of RPI minus 6% applicable to Yellow Pages directories.

------------------------

1 Throughout this report, unless otherwise indicated, references to "for the nine months" or the "nine month period" are to the nine months ended 31 December 2003 and references to "last year", the "prior year" or the "prior period" are to the corresponding period in the previous financial year.

2 Effective from January 2002 and pursuant to undertakings given to the UK Secretary of State for Trade and Industry in July 1996, we are required to cap the rates charged for advertising sold after that date in our UK printed consumer classified directories at the Retail Price Index ("RPI") minus 6% for an expected period of four years from January 2002. During the nine months ended 31 December 2002 and 2003, the average price of advertising in our Yellow Pages decreased by 4.4% and 4.8%, respectively. We are not subject to any regulatory price constraints in the United States. The relevant price cap applied to approximately 50.1% and 48.1% of our Group turnover in the nine months ended 31 December 2002 and 2003, respectively.

Our growth reflected a 6.2% increase in the number of unique advertisers from 332,103 to 352,711, as a result of the continued success of our first-year advertiser discount programmes and our ability to retain 78% of existing customers. We attracted 82,334 new advertisers for the nine months as compared to 71,466 last year, and are on track to exceed 100,000 new customers for the full year for the fourth sucessive year.

Turnover per unique advertiser in our UK printed directories decreased from (pound)1,221 to (pound)1,185. This reflects the growth in new advertisers, in addition to the price cap. Our experience is that the value of new advertisers grows over future years.

Turnover from our online directory service increased by (pound)3.5 million, or 23.6%, from (pound)14.8 million to (pound)18.3 million. This increase was partially offset by the sale of Yell Data, our data-service business, and the ending of our contract with BT to sell advertising in its phone books.

US Turnover

US turnover increased by (pound)43.5 million, or 12.4%, from (pound)350.3 million last year to (pound)393.8 million. Turnover was negatively affected by (pound)30.1 million from a weakening US dollar. On a constant US dollar basis, US turnover grew by (pound)73.6 million, or 21.0%. The effective exchange rates were approximately $1.65 to (pound)1.00 in the nine months to 31 December 2003 and $1.53 to (pound)1.00 last year.

The Group had 311,708 unique advertisers in the United States for the nine months ended 31 December 2003 compared to 279,179 in the prior year. Average turnover per unique advertiser grew 8.4% from $1,922 to $2,083.

Same-market growth of 9.9% has grown from 4.1% last year in spite of unique market conditions in Manhattan, where we publish one of our largest US directories. Excluding the Manhattan directory, same-market growth would have been 10.6%, up from 4.7% last year. NDC books published in the first nine months of the current year are treated as acquisitions published for the first time and are not included in the same-market growth results.

The former McLeod directories are now performing in line with Yellow Book same-market growth, excluding the Manhattan directory. We believe that this growth reflects the benefits of integration of the former McLeod directories into the Yell Group and the adoption of the Yellow Book sales approach. The first nine months included five former McLeod metro-market relaunch directories, which achieved growth in turnover in excess of 55%. Same-market growth excluding relaunched directories and the Manhattan directory was 9.0%.

Remaining growth was due to five new directory launches (contributing 1.1% to the growth), one directory published for the first time after acquisition and the inclusion of a full nine months of results of acquisitions of McLeod and NDC (contributing 11.1% to the growth). This was offset by a few directories which were moved into future periods (reducing growth by 1.2%) for inclusion in rescopes and to balance production schedules as a result of the integration of the former McLeod directories.

COST OF SALES

                                           THREE MONTHS ENDED 31                      NINE MONTHS ENDED
                                                  DECEMBER                               31 DECEMBER
                                          -------------------------              -----------------------------
                                            2002 (1)       2003        CHANGE        2002 (1)         2003        CHANGE
                                          ---------------------------------------------------------------------------------
                                              ((POUND)IN MILLIONS)                          ((POUND)IN MILLIONS)
---------------------------------------------------------------------------------------------------------------------------
UK printed directories                          46.7         52.4         12.2%          144.2          158.5         9.9%
Other UK products and services                   5.3          3.1        (41.5)%          12.1            9.2       (24.0)%
------------------------------------------------------------------               -----------------------------
TOTAL UK COST OF SALES                          52.0         55.5          6.7%          156.3          167.7         7.3%
------------------------------------------------------------------               -----------------------------
US printed directories:
     US printed directories at constant
       exchange rate (2)                        67.1         84.4         25.8%          196.6          233.7        18.9%
     Exchange impact (2)                         -           (6.5)                         -            (16.9)
------------------------------------------------------------------               -----------------------------
TOTAL US COST OF SALES                          67.1         77.9         16.1%          196.6          216.8        10.3%
------------------------------------------------------------------               -----------------------------
COST OF SALES                                  119.1        133.4         12.0%          352.9          384.5         9.0%
===========================================================================================================================

----------------------

(1) Prior period results include McLeod from 16 April 2002, when it was acquired, and exclude NDC (acquired on 31 December 2002).

(2) Constant exchange rate states current period results at the same exchange rate as that used to translate the previous period's results for the corresponding period. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

We recognise the cost of sales for each directory on completion of delivery of that directory.

Our cost of sales consists principally of costs associated with the publication of directories, including advertising sales, paper, printing and pre-press production, as well as bad debt expense. The principal components of advertising sales costs, which represent a significant portion of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs.

Cost of sales for the UK business increased by (pound)11.4 million, or 7.3%, to (pound)167.7 million in the nine months ended 31 December 2003 from (pound)156.3 million last year. Cost of sales as a percentage of turnover was 37.5% as compared to 35.8% for the corresponding period in the prior financial year. The increase in cost of sales as a percentage of turnover is mainly a result of increased investment in our sales efforts to drive growth in customer numbers and higher advertisement volumes.

The (pound)37.1 million, or 18.9%, increase in cost of sales at a constant exchange rate for US printed directories reflected the full integration of acquisitions. Cost of sales for US printed directories as a percentage of related turnover and at a constant exchange rate was 55.1% as compared to 56.1% last year. In the three months ended 31 December 2003, cost of sales as a percentage of related turnover and at a constant exchange rate was 55.7% as compared to 53.4% last year. This increase was mainly the result of one-off costs associated with the consolidation of the former McLeod systems. Paper, printing and binding, and pre-press costs as a percentage of turnover for the nine months ended 31 December 2003 of 21.2% decreased from 22.2% last year, with the increases in paper prices more than offset by benefits arising from the integration of the McLeod acquisition and cost savings from volume price reductions.

Our consolidated bad debt expense was (pound)47.7 million, or 5.7% of Yell Group turnover in the nine months ended 31 December 2003, as compared to (pound)44.7 million, or 5.7%, last year. The charge for UK bad debts was 4.6% of UK printed directories and other products and services turnover compared to 4.3% last year. The US bad debt expense was 6.9% of US printed directories turnover in the nine months ended 31 December 2003, as compared to 7.4% for the same period in the prior financial year, reflecting the more developed US directory profile and the relatively low level of launches. Our fourth quarter bad debt expense is expected to increase compared to the first nine months as in previous years, reflecting the more intensive launch programme.

GROSS PROFIT AND GROSS PROFIT MARGIN

                                             THREE MONTHS ENDED 31                   NINE MONTHS ENDED
                                                    DECEMBER                            31 DECEMBER
                                            -------------------------            ---------------------------
                                             2002 (1)       2003       CHANGE      2002 (1)        2003         CHANGE
                                            -------------------------------------------------------------------------------
                                                ((POUND)IN MILLIONS)                       ((POUND)IN MILLIONS)
---------------------------------------------------------------------------------------------------------------------------
UK printed directories                            72.2         70.2       (2.8)%    261.2         259.3          (0.7)%
Other UK products and services                     6.3          7.2       14.3%      19.3          20.5           6.2%
--------------------------------------------------------------------             -----------------------
TOTAL UK GROSS PROFIT                             78.5         77.4       (1.4)%    280.5         279.8          (0.2)%
--------------------------------------------------------------------             -----------------------
US printed directories:
     US printed directories at constant
       exchange rate (2)                          58.6         67.1       14.5%     153.7         190.2          23.7%
     Exchange impact (2)                           -           (5.2)                   -          (13.2)
--------------------------------------------------------------------             -----------------------
TOTAL US GROSS PROFIT                             58.6         61.9        5.6%     153.7         177.0          15.2%
--------------------------------------------------------------------             -----------------------
GROSS PROFIT                                     137.1        139.3        1.6%     434.2         456.8           5.2%
===========================================================================================================================

GROSS PROFIT MARGIN (%)
     UK operations                                60.2         58.2                  64.2          62.5
     US operations                                46.6         44.3                  43.9          44.9
GROUP TOTAL (%)                                   53.5         51.1                  55.2          54.3
===========================================================================================================================

-----------------

(1) Prior period results include McLeod from 16 April 2002, when it was acquired, and exclude NDC (acquired on 31 December 2002).

(2) Constant exchange rate states current period results at the same exchange rate as that used to translate the previous period's results for the corresponding period. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

Gross profit as a percentage of Group turnover was 54.3% for the nine months ended 31 December 2003 as compared to 55.2% last year.

Our printed directories business in the United Kingdom, which we view as more developed than that in the United States, and which covers substantially all of the United Kingdom, has historically had higher gross profit margins than those in the United States. In the United States, the different market dynamics and the younger portfolio result in lower gross profit margins. In the nine months ended 31 December 2003, for example, our gross profit margin for our UK operations was 62.5%, compared to 44.9% for our US operations. Our overall gross profit margin is therefore affected and will continue to be affected by lower gross profit margins in the United States to the extent our US operations continue to form an increasing portion of the geographic mix of our business.

DISTRIBUTION COSTS AND ADMINISTRATIVE COSTS

Our distribution costs consist mainly of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. These costs vary principally due to the number of directories delivered in a financial period. Our distribution costs related to a directory are recognised when the directory is delivered.

Distribution costs decreased by (pound)0.7 million, or 2.7%, from (pound)25.6 million in the nine months ended 31 December 2002 (3.3% of Group turnover) compared to (pound)24.9 million (3.0% of Group turnover) in the nine months ended 31 December 2003. The reduction in distribution costs was primarily due to a weakening dollar, which reduced US distribution costs by (pound)1.2 million. Group distribution costs grew 2.0% at a constant exchange rate.

Our administrative costs consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing costs represent our most significant discretionary expenses.

Administrative costs, including exceptional items, increased by (pound)72.9 million, or 26.1%, from (pound)279.5 million in the nine months ended 31 December 2002 to (pound)352.4 million in the nine months ended 31 December 2003. The increase was largely due to:

o the expensing of(pound)57.0 million for employee incentive plans, which were contingent upon our parent company's initial public offering in July 2003;

o the expensing of(pound)28.9 million in fees, including VAT, paid to the previous owners as a result of the initial public offering;

o    the expensing of(pound)4.2 million for other exceptional costs; and

o    the effects of foreign exchange movements.

These increases were partially offset by the absence of (pound)15.0 million in costs incurred for the withdrawn initial public offering of our parent company in July 2002.

GROUP OPERATING PROFIT, EBITDA AND EBITDA BEFORE EXCEPTIONAL ITEMS


                                                 THREE MONTHS ENDED                           NINE MONTHS ENDED
                                                     31 DECEMBER                                 31 DECEMBER
                                            ------------------------------             ---------------------------------
                                               2002 (1)          2003        CHANGE       2002 (1)           2003          CHANGE
                                            ---------------------------------------------------------------------------------------
                                                   ((POUND)IN MILLIONS)                             ((POUND)IN MILLIONS)
-----------------------------------------------------------------------------------------------------------------------------------
UK OPERATIONS
Operating profit, including
   exceptional items                                23.1            22.9                       98.6            81.7
Depreciation and amortisation                       17.6            17.1                       52.6            51.9
-------------------------------------------------------------------------              -----------------------------
UK OPERATIONS EBITDA                                40.7            40.0                      151.2           133.6
Exceptional items                                    -               -                         14.7            35.3
-------------------------------------------------------------------------              -----------------------------
UK OPERATIONS EBITDA BEFORE
   EXCEPTIONAL ITEMS                                40.7            40.0          (1.7)%      165.9           168.9            1.8%
-------------------------------------------------------------------------              -----------------------------

US OPERATIONS
Operating profit (loss), including
   exceptional items                                15.1            19.7                      30.5             (2.2)
Depreciation and amortisation                       13.3            12.8                      38.0             38.6
-------------------------------------------------------------------------              -----------------------------
US OPERATIONS EBITDA                                28.4            32.5                      68.5             36.4
Exceptional items                                    -               -                         0.3             54.8
-------------------------------------------------------------------------              -----------------------------
US OPERATIONS EBITDA BEFORE
   EXCEPTIONAL ITEMS                                28.4            32.5          14.4%       68.8             91.2           32.6%
-------------------------------------------------------------------------              -----------------------------
US OPERATIONS EBITDA BEFORE EXCEPTIONAL
   ITEMS AT CONSTANT EXCHANGE RATE (2)              28.4            34.9          22.9%       68.8             97.6           41.9%
-------------------------------------------------------------------------              -----------------------------

GROUP
Operating profit, including
  exceptional items                                 38.2            42.6                     129.1             79.5
Depreciation and amortisation                       30.9            29.9                      90.6             90.5
-------------------------------------------------------------------------              -----------------------------
GROUP EBITDA                                        69.1            72.5           4.9%      219.7            170.0          (22.6)%
=========================================================================              =============================

GROUP
Operating profit before exceptional items           38.2            42.6                     144.1            169.6
Depreciation and amortisation                       30.9            29.9                      90.6             90.5
-------------------------------------------------------------------------              -----------------------------
GROUP EBITDA BEFORE EXCEPTIONAL ITEMS               69.1            72.5           4.9%      234.7            260.1           10.8%
=========================================================================              =============================
GROUP EBITDA BEFORE EXCEPTIONAL ITEMS AT
   CONSTANT EXCHANGE RATE(2)                        69.1            74.9           8.4%      234.7            266.5           13.5%
=========================================================================              =============================

EBITDA MARGIN (%)
      UK operations                                 31.2            30.1                      34.6             29.9
      US operations                                 22.6            23.2                      19.6              9.2

EBITDA MARGIN BEFORE EXCEPTIONAL ITEMS (%)
       UK operations                                31.2            30.1                      38.0             37.7
       US operations                                22.6            23.2                      19.6             23.2
=========================================================================              =============================

-----------------

(1) Prior period results include McLeod from 16 April 2002, when it was acquired, and exclude NDC (acquired on 31 December 2002).


(2) Constant exchange rate states current period results at the same exchange rate as that used to translate the previous period's results for the corresponding period.

EBITDA from UK operations before exceptional items increased by 1.8% to (pound)168.9 million from (pound)165.9 million, reflecting primarily the continued progress of Yell.com. Yell.com reported EBITDA of (pound)3.7 million for the nine months ended 31 December 2003 (operating profit of (pound)2.1 million with depreciation of (pound)1.6 million added back), compared to (pound)0.2 million in the prior year (operating loss of (pound)1.7 million with depreciation of (pound)1.9 million added back). UK printed directories EBITDA increased by 0.7% to (pound)167.4 million from (pound)166.3 million. Exceptional items of (pound)35.3 million in the nine months ended 31 December 2003 were incurred in connection with the initial public offering of our parent company in July 2003 and other non-recurring transaction charges, and (pound)14.7 million was charged in the previous financial year for the withdrawn initial public offering in July 2002.

US EBITDA was (pound)91.2 million, an increase of 32.6%, or 41.9% at a constant exchange rate. The US EBITDA margin increased from 19.6% to 23.2%, reflecting the continuing development of our directory portfolio and the realisation of integration benefits. We expect our fourth quarter margins to decline slightly, reflecting, as in previous years the more intensive launch programme in the fourth quarter.

Excluding the exceptional items in the nine months ended 31 December 2003 and 2002, Group EBITDA increased by (pound)25.4 million, or 10.8%, while we continued to invest to grow revenue. Excluding the exceptional items and at a constant exchange rate, Group EBITDA would have increased by (pound)31.8 million, or 13.5%. The Group EBITDA margin before exceptional items increased by
1.1 percentage points to 30.9%, driven by strong US performance.

NET INTEREST PAYABLE

Net interest expense was (pound)171.0 million. Net interest before exceptional items was (pound)112.6 million in the nine months ended 31 December 2003, compared to (pound)182.1 million last year. The exceptional items of (pound)58.4 million comprised (pound)27.7 million accelerated amortisation of deferred financing costs in connection with the repayment of the senior credit facilities on 15 July 2003 and senior notes on 18 August 2003; (pound)19.7 million early redemption of 35% of our senior notes on 18 August 2003; (pound)2.3 million arrangement fee on the undrawn revolving credit facility; and (pound)8.7 million exceptional charge from our parent company for accelerated amortisation of deferred financing fees. Net interest expense before exceptional items comprised (pound)78.0 million of net interest paid or to be paid within a six-month period, (pound)30.9 million of interest rolled up into our long-term debt and (pound)3.7 million of amortised financing costs.

TAXATION

Taxation before exceptional items was (pound)25.9 million for the nine months ended 31 December 2003 and (pound)7.9 million last year. Taxation is determined on taxable profits that do not reflect certain amortisation charges. Tax credits in the amount of (pound)37.2 million for the nine months ended 31 December 2003 and (pound)2.3 million last year were recognised as a benefit arising from exceptional items. Our future taxation charge will depend on our taxable income in the United Kingdom and the United States and our ability to continue using our net operating losses to offset our future taxable income in the United States.

NET LOSS

The net loss was (pound)80.2 million for the nine months ended 31 December 2003 compared to a net loss of (pound)58.6 million for the same period in the prior year. Excluding the effect of the exceptional items, the net profit for the nine months ended 31 December 2003 would have been (pound)31.1 million compared to a net loss of (pound)45.9 million for the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

Apart from significant acquisitions, which we have funded through a combination of borrowings, cash from contributions from the investment funds which previously owned our parent company and cash flows from operations, we have funded our existing business largely from cash flows generated from our operations. We believe that we have sufficient working capital to meet our operating and capital expenditure requirements. In addition, we have access to a (pound)200 million revolving credit facility as part of the new senior credit facilities, which expires on 7 July 2008, of which none was drawn down during the period ended 31 December 2003.

Cash Flows

                                                        THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                           31 DECEMBER                       31 DECEMBER
-------------------------------------------------------------------------------------------------------------------
                                                            2002            2003              2002         2003
                                                 ------------------------------------------------------------------
                                                         ((POUND)IN MILLIONS)             ((POUND)IN MILLIONS)
-------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                75.6            88.5           221.5            183.1
Net cash outflow from returns on investments and
   servicing of finance                                 (33.6)          (33.2)         (113.6)          (148.5)
Taxation                                                 (2.7)           (5.6)          (10.3)           (10.2)
Net cash outflow for capital expenditure and
   acquisitions                                         (46.6)          (10.0)         (478.2)           (23.7)
-------------------------------------------------------------------------------------------------------------------
Net cash (outflow) inflow before financing               (7.3)           39.7          (380.6)             0.7
Net cash (outflow) inflow from financing                (79.1)            2.0           303.3            103.5
-------------------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH                         (86.4)           41.7           (77.3)           104.2
===================================================================================================================

Net cash inflow from operating activities for the nine months ended 31 December 2003 was (pound)183.1 million, compared with an inflow of (pound)221.5 million for the nine months ended 31 December 2002. The decrease in cash flows reflects the exceptional items paid and the effects of foreign exchange.

Net cash outflow from returns on investments and servicing of finance of (pound)148.5 million for the nine months ended 31 December 2003 comprises (pound)74.8 million of cash pay interest, (pound)19.6 million of rolled-up interest settled, (pound)19.7 million of premiums on the early redemption of senior notes, (pound)16.4 million in costs associated with the Group's refinancing and (pound)18.0 million in interest paid to the parent company.

Net cash outflow for capital expenditure and financial investment comprises capital expenditure on fixed assets and purchases of businesses, net of cash acquired. Capital expenditure in the nine months ended 31 December 2003 was (pound)17.9 million compared to (pound)11.6 million last year. We continued to augment our growth in the United States with further selective acquisitions totalling (pound)5.8 million in the first nine months of this year.

On 16 April 2002, we purchased McLeod for $600.0 million ((pound)417.0 million) plus expenses of $10.0 million ((pound)6.9 million). We financed the McLeod acquisition through $250.0 million ((pound)173.7 million) of senior bank financing and a $250.0 million ((pound)173.7 million) bridge facility together with $88.3 million ((pound)61.3 million) of additional funds in the form of equity and subordinated non-cash pay loans from the funds that owned our parent company before the global offer described below, and $37.3 million ((pound)25.9 million) of unrestricted cash from our available cash balances.

Cash Conversion

The cash inflow from operations before exceptional items and cash payments to our parent for shares, less capital expenditure was (pound)237.8 million for the nine months ended 31 December 2003 and (pound)222.9 million last year, or a 6.7% increase. The underlying cash performance from our operations excludes payments of exceptional items included in our operating profit for the nine months ended 31 December 2003 and 2002 of (pound)70.6 million and (pound)13.0 million, respectively. It also excludes cash payments of (pound)2.0 million and (pound)nil in the nine months ended 31 December 2003 and 2002, respectively, to our parent company for shares used to settle operating costs. Cash conversion normally varies quarterly during the year according to timing of payments and receipts in relation to the phasing of EBITDA, and was 91.4% and 95.0% for the nine months to December 2003 and 2002, respectively. The conversion rate for the financial year is expected to return to a level similar to the 82% that we reported for the six months ended 30 September 2003.

Capital Resources

At 31 December 2003, we had cash of (pound)132.0 million.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services, would in the future be financed through any one or more of operating cash flow, credit facilities and the issue of new debt and equity securities.

We had net debt of (pound)2,032.8 million at 31 December 2003, as set out below.

--------------------------------------------------------------------------------
                                                           ((POUND) IN MILLIONS)
--------------------------------------------------------------------------------
Long-term loans and other borrowings
     Term Loan A1 - denominated in sterling                               664.0
     Term Loan A2 - denominated in US dollars                             334.2
     Senior notes                                                         310.4
     Other                                                                  0.9
--------------------------------------------------------------------------------
Total debt owed to third parties                                        1,309.5
Subordinated parent company loans                                         876.9
--------------------------------------------------------------------------------
Total debt, including subordinated parent company loans                 2,186.4
Unamortised financing costs                                               (21.6)
--------------------------------------------------------------------------------
Total debt, net of unamortised financing costs                          2,164.8
Cash at bank                                                             (132.0)
--------------------------------------------------------------------------------
NET DEBT AT END OF THE PERIOD                                           2,032.8
================================================================================

Our Parent Company's Global Offer and Refinancing

On 15 July 2003, our parent company, Yell Group plc, completed raising (pound)433.6 million (gross proceeds) through a global offer of shares to institutional investors, also referred to as an "initial public offering" or "IPO".

Our parent company passed (pound)300.4 million of net proceeds to us. We used these monies to pay (pound)79.6 million of exceptional costs; to repay (pound)48.3 million of debt under the senior credit facilities; and to redeem 35% ((pound)172.5 million) of the senior notes pursuant to the optional redemption features under the indentures. We replaced our remaining senior credit facilities with new senior credit facilities of (pound)664 million and $596 million and an undrawn revolving credit facility of (pound)200 million. As part of the refinancing, the subordinated parent company loan ceased bearing interest to reflect the fact that the equivalent amounts borrowed by our parent company were settled upon the initial public offering.

As a result of the capital-raising, we incurred a number of exceptional or one-off costs, including: cash and non-cash interest charges relating to premiums paid in connection with the redemption of the senior notes and to the write-off of deferred finance costs; charges relating to option grants under existing share ownership plans; fees paid to the owners of our parent company before the global offer; and other transaction fees and costs arising out of the offering. In addition, participants in a plan implemented for certain key employees of Yellow Book and its subsidiaries were entitled to a payment under the Yellow Book Phantom DDB Plan, under which the participants as a group are treated economically as if they had invested approximately (pound)32 million in the Yell Group in the same manner as the funds advanced by the owners of our parent company before the global offer. We recorded a compensation charge of $63 million ((pound)39 million) in connection with this. In satisfaction of those obligations, the plan participants exchanged their interests in the plan for equity in our parent company.

Debt Obligations

We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. No one has guaranteed our obligations under the senior notes or has any obligation to provide additional equity financing to us.

The terms of our senior credit facilities require us to maintain specified consolidated financial ratios for net total debt to earnings before interest, tax, depreciation and amortisation ("EBITDA", as defined in the senior credit facilities), EBITDA to net cash interest payable and, until 31 March 2005, net senior debt to EBITDA.

OTHER MATTERS

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements other than the hedges discussed below.

Market-related Risks

Interest is payable under our senior credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Under the Senior Facilities Agreement dated 8 July 2003 we are required to have fixed or capped interest on at least 50% of net interest payments during the 21 months following each month end. This requirement ceases once the Group leverage ratio falls below 3.5 times. We have fixed interest on nearly 55% of the indebtedness under the senior credit facilities using interest rate swaps falling to 50% over the period to March 2006, with a review of this strategy on a quarterly basis. When combined with the fixed rate senior notes, we have fixed our interest rates on approximately 64% of our total gross debt until December 2005, falling to approximately 30% thereafter. At 31 December 2003, we had (pound)3.7 million net unrecognised losses on these instruments that will be recognised when the interest is paid.

All of these instruments are entered into for hedging purposes and, under UK GAAP, gains and losses on these instruments are deferred and only recognised in income when the underlying transaction is recorded. Such instruments have not been designated and do not qualify for hedge accounting under Statement of Financial Accounting Standards No 133 "Accounting for Derivative Instruments and Hedging Activities" for US GAAP purposes.

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in US dollars. However, our financial information is presented in pounds sterling, and changes in the exchange rate between the US dollar and pounds sterling will affect the translation of the results of our operations into pounds sterling. The composition of our debt partially hedges exchange rate fluctuations, because 36.8% of our debt and 30.2% of our net interest expense are denominated in US dollars, thereby reducing our US EBITDA exposure by approximately 33%. We do not currently intend to hedge any foreign exchange rate risk relating to US dollar-denominated notes, although we will continue to review this practice.

At 31 December 2003, we had (pound)474.0 million of borrowings denominated in US dollars net of deferred financing fees, and (pound)986.1 million of borrowings, also net of deferred financing fees, that accrue interest at variable rates, before taking into account hedging arrangements. At 31 December 2003, and after considering the effect of our post-IPO debt structure and hedging arrangements, if the annualised variable interest rates had been 1.0% higher or lower with no change in exchange rates, our interest charge for the nine months ended 31 December 2003 would vary by approximately (pound)3.4 million higher or lower, respectively, taking into account our hedging arrangements, or (pound)7.5 million higher or lower, respectively, without taking into account hedging arrangements. Further, taking into account our US dollar-denominated liabilities on our post-IPO debt structure, if the average US dollar/pound sterling exchange rate during the period had been $1.82 to (pound)1.00, for example, instead of $1.65 to (pound)1.00, the approximate rate effective for the nine months ended 31 December 2003, then our nine-month interest charge would have been approximately (pound)2.4 million lower.

Litigation

On 22 January 2004 Verizon filed suit in New York alleging that sales and marketing communications published by Yellow Book USA are misleading and have caused Verizon to lose revenue. We believe that the complaint is without merit and we will vigorously resist any claim for relief. We believe that a material adverse outcome to the company is considerably less than likely. We do not believe that there are any pending legal proceedings which would have a material adverse effect on the financial position or results of the Group.

International Financial Reporting Standards

In June 2002, the Council of Ministers of the European Union approved a regulation (the "Regulation") requiring all companies that are governed by the law of a Member State of the European Union and whose securities are admitted to trading on a regulated market of any Member State to prepare their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union. The Regulation is to be effective for each financial year starting on or after 1 January 2005.

The International Accounting Standards Board issued IFRS 1, a standard on transition to IFRS, in June 2003. It is expected that there will be significant continuing developments in IFRS between now and 2005 and consequently there is uncertainty about exactly what IFRS will require in 2005. This uncertainty will be reduced as the International Accounting Standards Board finalises and publishes its standards on the first-time adoption of IFRS and other key areas such as business combinations and share-based payments.

In the meantime, the UK Accounting Standards Board is adopting a phased transition to the conversion of existing UK GAAP and plans to issue around 40 new standards or revisions to existing standards over the next two years, some of which have already been issued in the form of Financial Reporting Exposure Drafts ("FREDs"). It is also possible that by the implementation date set by the European Union, UK GAAP will not be fully aligned with IFRS.

The Yell Group intends to adopt any standards arising from FREDs when they become effective and part of UK GAAP and intends to make a final transition to IFRS, to the extent necessary, on 1 April 2005. The Yell Group is monitoring the progress of the standard setters and is considering the effects that the issued standards will have on the Group's reporting systems and financial statements. Because of the uncertainties described above, the directors are not yet able to quantify these effects.

Recent US GAAP Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board ("the FASB") issued Statement of Financial Accounting Standards No 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities under FASB Statement No 133, "Accounting for Derivative Instruments and Hedging Activities". This standard is effective prospectively for contracts entered into or modified after 30 June 2003 and prospectively for hedging relationships designated after 30 June 2003. Adoption of this standard has had no material effect on our results.

In May 2003, the FASB issued Statement of Financial Accounting Standards No 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The standard improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This standard is effective prospectively for financial instruments entered into or modified after 31 May 2003 and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. This standard shall be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issue date of the standard and still existing at the beginning of the interim period of adoption. Adoption of this standard has had no material effect on our results.

Critical Accounting Estimates

In general, our accounting policies are consistent with those generally adopted by others operating within the same industry in the United Kingdom. Our accounting policies are set out in our audited financial statements contained within the Form 20-F filed with the SEC on 1 July 2003. A discussion of the most significant policies that require our management to make subjective and complex judgements or to consider matters that are inherently uncertain are also contained in that document.

CONSOLIDATED RESULTS OF OUR PARENT COMPANY

We have included the financial information of our parent company, Yell Group plc and its subsidiaries, as an exhibit with the consolidated financial information of Yell Finance B.V., in order to disclose what our parent company reports to the London Stock Exchange and to satisfy the requirement of our parent company to produce a UK GAAP to US GAAP reconciliation for US employees.